FOR IMMEDIATE RELEASE
                                                                   March 5, 2004
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                   President of Corporate Executive Officers and
                                                        Chief Operating Officer)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)
CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3342-7500

       Revision of Dividend Forecast for the Fiscal Year Ending March 2004

Tokyo - March 5, 2004 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to revise its year-end per share dividend forecast for the fiscal year ending March 31, 2004.


1. Reason for the dividends forecast revision

     As announced in the Interim Financial Results (Interim Unconsolidated Financial Statements) released on October 28, 2003, the Company previously expected to pay interim dividends of 15 Yen (paid on December 10, 2003) and year-end dividends of 15 Yen, with a total of 30 Yen of annual dividends for the current fiscal year. However, as indicated in the Company's revised earnings forecast released on January 27, 2004, the Company's business outlook has subsequently been revised to perform favorably.

     Therefore, in order to express gratitude to the continued support of its shareholders, the Company hereby announces its plan to propose to its Annual Shareholders' Meeting scheduled in late June of 2004 an earnings appropriation plan that will increase its year-end dividends by 10 Yen to 25 Yen (amounting to a total annual dividend of 40 Yen).

2. Details of the revision

With respect to the fiscal year ending March 31, 2004:          (Amounts in Yen)

--------------------------------------------------------------------------------
                                        Interim       Year-end      Total annual
--------------------------------------------------------------------------------
       Previous forecast
    (as of October 28, 2003)               15           15               30
--------------------------------------------------------------------------------
    Current revised forecast               15           25               40
--------------------------------------------------------------------------------
 (Reference) Dividends paid for
fiscal year ended March 31, 2003           20           10               30
--------------------------------------------------------------------------------





* Cautionary Statement with Respect to Forward-Looking Statements


     This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.